Filed by Chesapeake Energy Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a 12
under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company
SEC File No.: 001 08246
Date: January 11, 2024

The following presentation was published on Chesapeake Energy Corporation’s website on January 11, 2024 for information regarding the proposed merger between Chesapeake Energy Corporation and Southwestern Energy Company

Accelerating America’s Energy Reach Fueling a More Affordable, Reliable and Lower Carbon Future JANUARY 11, 2024

# Important Information for Investors and Stockholders

**ADDITIONAL INFORMATION AND WHERE TO FIND IT**

In connection with the proposed transaction between Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company ("Southwestern"), Chesapeake intends to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "registration statement") to register the shares of Chesapeake's common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of Chesapeake and Southwestern and will also constitute a prospectus of Chesapeake (the "joint proxy statement/prospectus"). Each of Chesapeake and Southwestern may also file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Chesapeake or Southwestern may file with the SEC. **BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, SOUTHWESTERN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.**

After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the stockholders of Chesapeake and Southwestern. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents containing important information about Chesapeake, Southwestern and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chesapeake may be obtained free of charge on Chesapeake's website at http://investors.chk.com/. Copies of the documents filed with the SEC by Southwestern may be obtained free of charge on Southwestern's website at https://ir.swn.com/CorporateProfile/default.aspx.

**PARTICIPANTS IN THE SOLICITATION**

Chesapeake and Southwestern and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Chesapeake's directors and executive officers and their ownership of Chesapeake's securities is set forth in Chesapeake's filings with the SEC, including Chesapeake's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and its Proxy Statement on Schedule 14A, which was filed with the SEC on April 28, 2023. To the extent such person's ownership of Chesapeake's securities has changed since the filing of Chesapeake's proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC thereafter. Information regarding Southwestern's directors and executive officers and their ownership of Southwestern's securities is set forth in Southwestern's filings with the SEC, including Southwestern's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and its Proxy Statement on Schedule 14A, which was filed with the SEC on April 5, 2023. To the extent such person's ownership of Southwestern's securities has changed since the filing of Southwestern's proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC thereafter. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proxy solicitations may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

**NO OFFER OR SOLICITATION**

This communication relates to the proposed transaction between Chesapeake and Southwestern. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Accelerating America's Energy Reach | 2

# Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as "anticipates," "believes," "cause," "continue," "could," "depend," "develop," "estimates," "expects," "forecasts," "goal," "guidance," "have," "impact," "implement," "increase," "intends," "lead," "maintain," "may," "might," "plans," "potential," "possible," "projected," "reduce," "remain," "result," "scheduled," "seek," "should," "will," "would" and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Chesapeake's and Southwestern's current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Chesapeake and Southwestern, the expected closing of the proposed transaction and the timing thereof and the proforma combined company and its operations, strategies and plans, integration, enhancements to investment grade credit profile, emissions profile, debt levels and leverage ratio, capital expenditures, liquidity, return on capital employed, net asset value, cost of capital, operating cash flows, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, capital structure, achievement of investment-grade credit rating, expected accretion to earnings NAV, ROCE, cash flow and free cash flow, anticipated dividends, and natural gas portfolio, demand for products, quality of inventory and ability to deliver affordable lower carbon energy. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

Actual outcomes and results may differ materially from the results stated or implied in the forward-looking statements included in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that Chesapeake stockholders may not approve the issuance of Chesapeake's common stock in connection with the proposed transaction; the possibility that the stockholders of Southwestern may not approve the merger agreement; the risk that Chesapeake or Southwestern may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Chesapeake's common stock or Southwestern's common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Chesapeake and Southwestern to retain and hire key personnel, on the ability of and Southwestern to attract third-party customers and maintain its relationships with derivatives counterparties and on Chesapeake's and Southwestern's operating results and businesses generally; the risk that problems Chesapeake may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; the ability of management to execute its plans to meet its goals and other risks inherent in Chesapeake's and Southwestern's businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Chesapeake's or Southwestern's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chesapeake's or Southwestern's control; and the combined company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements.

All such factors are difficult to predict and are beyond Chesapeake's or Southwestern's control, including those detailed in Chesapeake's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://investors.chk.com/ and on the SEC's website at http://www.sec.gov, and those detailed in Southwestern's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Southwestern's website at https://ir.swn.com/CorporateProfile/default.aspx and on the SEC's website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Chesapeake and Southwestern undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents, or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

This presentation contains certain financial measures that are not prepared or presented in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include EBITDAX and net debt. Non-GAAP financial measures are not measurements of financial performance under GAAP and should not be alternatives to amounts presented in accordance with GAAP. Chesapeake and Southwestern view these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results.

Accelerating America's Energy Reach | 3
CHESAPEAKE ENERGY | swn

# Accelerating America's Energy Reach

**Premier natural gas portfolio** with favorable market access and growth upside to deliver affordable energy for consumers

Creates platform to expand marketing and trading business to **reach more markets, mitigate price volatility** and **increase revenue**

Significant **synergies** and accretive to all financial metrics including **shareholder returns**

**Investment Grade quality** capital structure that handles volatility and buffers returns

**Sustainability leadership** through 100% certified Responsibly Sourced Gas (RSG) volumes

## TRANSACTION OVERVIEW

Combined Enterprise Value
**~$24 billion**

Stock-for-Stock Exchange
**0.0867**
shares of CHK common stock for each share of SWN common stock

Pro Forma Ownership
**~60% / ~40%**
Chesapeake / Southwestern

Expanding Board: 7 CHK / 4 SWN
Non-Exec Chairman: Mike Wichterich
President and CEO: Nick Dell'Osso

Company will assume a new name upon close

HQ in OKC with material presence in Houston

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP

Accelerating America's Energy Reach | 4

CHESAPEAKE ENERGY | swn

# Combination Advances Strategic Pillars

| STRATEGIC PILLARS | **Superior Capital Returns**<br>Most efficient operator, returning more cash to shareholders than domestic gas peers | **Deep, Attractive Inventory**<br>Premium rock, returns, runway with best-in-class execution | **Premier Balance Sheet**<br>Investment Grade quality balance sheet provides strategic through-cycle advantages | **Sustainability Leadership**<br>Consistent and measurable progress on our path to net zero |
|---|---|---|---|---|
| COMBINATION METRICS | **~$1.0B – $1.5B**<br>of per annum dividends at current strip | **>5,000**<br>pro forma gross locations across Appalachia and Haynesville | **Accelerates**<br>path to Investment Grade rating and lowers cost of capital | **100%**<br>RSG certified across all basins and production |

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP
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CHESAPEAKE ENERGY | swn

# Premier Natural Gas Portfolio

## Clear Industrial Logic with Complementary Positions in Premium Basins

CHK SWN

**HAYNESVILLE**
Louisiana: ~650,000 net acres, ~3.3 bcfe/d, 100% dry gas


TX
LA

**APPALACHIA**
Ohio & West Virginia: ~530,000 net acres, ~1.8 bcfe/d, 65% dry gas


PA
OH
WV

Pennsylvania: ~650,000 net acres, ~2.8 bcfe/d, 100% dry gas


NY
PA

- Provides capital allocation flexibility and the ability to grow volumes
- >25 geographically diverse sales points
- Improves scale and credit quality, enhancing deliverability to consumers

**~7.9 bcfe/d**
**>5,000 gross locations**
**>15 years of inventory**

Note: 3Q23 actual production for CHK and SWN from public filings; Excludes Eagle Ford

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP
Accelerating America's Energy Reach | 6
CHESAPEAKE ENERGY | swn

Creates a Globally Relevant Natural Gas Producer 3Q23 Actual Gas Production (bcf/d) 7.9 7.7 7.1 7.0 5.7 5.0 4.9 3.1 2.9 2.3 2.3 2.1 1.8 1.7 1.6 1.4 1.4 1.4 1.1 CVX XOM CHK + SWN SHEL BP EQT EQNR TTE COP CTRA TOU AR WDS OXY EOG OVV RRC CNX ARX DVN Accelerating America’s Energy Reach 7 Scale Enhances Ability to Deliver Affordable Gas to Consumers 7.3 PREMIER PORTFOLIO REACHING MORE MARKETS SYNERGIES + ACCRETION CAPITAL STRUCTURE SUSTAINABILITY LEADERSHIP Note: 3 Q23 actual production for CHK and SWN from public filings; Excludes Eagle Ford

# Together We Are LNG Ready



CHK
SWN
APP: Greater Appalachia: ~30%
APP: Canada: ~1%
APP: Northeast/ Citygate: ~10%
APP: Midwest: ~1%
Corporate HQ
APP: Gulf Coast: ~7%
HV: Gulf Coast: ~26%
APP: Southeast: ~3%
Marketing and Trading Org
APP: GC LNG Corridor: ~2%
HV: GC LNG Corridor: ~20%

- Diversified portfolio with >25 sales points
- Scaled assets in proximity to Gulf Coast / LNG corridor
- Link up to 20% of production to international markets
- Establishes global platform to enhance marketing and trading business based in Houston

**Results in:**

- Improved access to new domestic and international markets through delivery enhanced by infrastructure, storage and customer relationships
- Reduced sensitivity to commodity price volatility and enhanced revenues
- Increased cash flow certainty and returns

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP

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# Identified Synergies Enhance Shareholder Value

**Immediately accretive across all metrics**
Cash flow per share, free cash flow per share, NAV per share and ROCE

**Lowers corporate breakevens through operational efficiencies**
Improved drilling performance, extended laterals and infrastructure optimization

**~20% more dividends per share projected over next five years**

**Improves credit and cost of capital**

**Further upside potential beyond quantified synergies**

**Complementary Operations Lead to Significant Pro Forma Synergies**
*Annual Synergies ($ millions)[1]*



~$400/yr
$70
$50
$20
$130
$200
Capital
$75
P&L
$125
Corporate & Regional Costs
D&C Cost Savings
Other Operating & Capital
Total Expected Synergies

(1) Expect to achieve full synergies by 2026

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP
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CHESAPEAKE ENERGY | SWN

# Delivering Increased Shareholder Returns

- ~20% more dividends per share projected over next five years
- Flexibility for additional returns through debt paydown and share repurchases
- Returns further bolstered by improving S&P 500 Index qualifications

**Capital Return Framework**

| | |
|---|---|
| **Base dividend** re-affirming annual $2.30/sh | **Variable dividend** 50% of post-base FCF (when available) |
| **Share repurchases** flexible program | **Balance sheet** management through debt reduction |

**Projected to be the 5th Largest E&P Dividend Payer**

*Annual Total Dividend ($ millions)(1)*



$4,100
$3,500
$1,900
$1,600
~$1,400
$800
$700
$400
$400
$300
$300
COP
EOG
DVN
FANG
CHK + SWN
OXY
CTRA
APA
OVV
MRO
EQT
Synergy enhanced best-in-class capital return framework

(1) Per FactSet 2025 consensus estimates and company disclosures; CHK + SWN dividends assuming 2025 consensus pricing

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP

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CHESAPEAKE ENERGY | swn

Investment Grade Quality Capital Structure Accelerating America’s Energy Reach 11 ▪ Expected to reach <1.0x net debt / EBITDAX within one year of closing (2) ▪ Commitment to utilize cash - on - hand to repay debt • Targeting ~$1.1B of debt retirement by YE25 ▪ “Hedge - the - wedge” strategy continues to de - risk capital spend SCALE ~7.9 bcfe/d >15 tcfe of PDP reserves PROFITABILITY Enhanced corporate breakevens DIVERSIFICATION Liquids and increasing exposure to global markets FINANCIAL POLICY Target <1.0x net debt / EBITDAX at $3.00/mcf (~$4.5B or less of pro forma net debt) Transaction Enhances Credit Profile (1) SWN revolver balance as of 9/30/2023 (2) Assuming stri p as of 1/4/2024 PREMIER PORTFOLIO REACHING MORE MARKETS SYNERGIES + ACCRETION CAPITAL STRUCTURE SUSTAINABILITY LEADERSHIP ~ $3,000 $389 $500 $388 $304 $500 $1,200 $1,150 $950 $700 Estimated YE23 Liquidity 2024 2025 2026 2027 2028 2029 2030 2031 2032 Long - Dated Capital Structure with Low Coupons $2,150 (1)

Accelerating America’s Energy Reach 12 ▪ 100% RSG certified across all basins and production ▪ Low - emissions intensity leader focused on continuous improvement ▪ Committed to achieving net zero Scope 1 and 2 GHG emissions by 2035 Sustainability Leadership Deliver energy to accelerate economic progress and increase welfare Minimize emissions from operations Invest in low - carbon solutions with adjacent technologies Transparent disclosures with measurable progress For additional information please refer to CHK’s 2022 Sustainability Report and SWN’s 2022 Corporate Responsibility Report PREMIER PORTFOLIO REACHING MORE MARKETS SYNERGIES + ACCRETION CAPITAL STRUCTURE SUSTAINABILITY LEADERSHIP Sustainability Fundamentals

Accelerating America’s Energy Reach • Positioned to grow production and deliver lower - cost gas for domestic and international consumers • Diversified asset base provides confidence for longer - term supply agreements • Ability to return more cash with lower volatility through price cycles • Investment Grade quality capital structure, improved long - term credit outlook • Enhanced natural gas delivery to de - carbonize power generation through coal displacement • Larger platform to drive ESG synergies and technical innovation • Committed to enhancing communities through ongoing investment and partnerships • Continued responsible operations across portfolio 13 Combination Benefits All Stakeholders Consumers Shareholders Environment Communities PREMIER PORTFOLIO REACHING MORE MARKETS SYNERGIES + ACCRETION CAPITAL STRUCTURE SUSTAINABILITY LEADERSHIP

# Meeting Our Non-Negotiables

| | |
|---|---|
| **Don't overpay.** | • Attractive relative valuation and balanced contribution from both companies<br>• ~$400 million in annual synergies, with upside |
| **Protects balance sheet.** | • Expects to achieve pro forma net debt / EBITDAX under 1.0x within one year from closing[(1)]<br>• Accelerates path to Investment Grade |
| **Accretive to key metrics.** | • CFO / share • FCF / share • NAV / share • ROCE |
| **Lowers emissions profile.** | • Increased scale of RSG volumes in a larger and better positioned platform to target net zero Scope 1 and 2 GHG emissions by 2035 |
| **Better, not just bigger.** | • Increases projected dividends per share by ~20% over the next five years<br>• Delivers scale and financial strength sufficient for potential S&P 500 inclusion<br>• Together, the combined company is LNG ready |

(1) Assuming strip as of 1/4/2024

PREMIER PORTFOLIO | REACHING MORE MARKETS | SYNERGIES + ACCRETION | CAPITAL STRUCTURE | SUSTAINABILITY LEADERSHIP

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CHESAPEAKE ENERGY | swn

Accelerating America’s Energy Reach 15 PREMIER PORTFOLIO REACHING MORE MARKETS SYNERGIES + ACCRETION CAPITAL STRUCTURE SUSTAINABILITY LEADERSHIP Accelerating America’s Energy Reach Fueling a More Affordable, Reliable and Lower Carbon Future Premier Natural Gas Portfolio Combination of three premier natural gas assets provides capital allocation flexibility and the ability to grow volumes Reach More Markets, Mitigate Price Volatility and Increase Revenue Scaled, geographically - advantaged assets create platform to expand marketing and trading function to reach more markets Significant Synergies, Accretive to All Key Per Share Metrics ~$400 million in annual synergies, ~20% improvement to projected dividends, accretive to cash flow, free cash flow, NAV and ROCE Investment Grade Quality Capital Structure Maintain commitment to <1.0x net debt / EBITDAX, lowers cost of capital and improves LNG opportunities Sustainability Leadership 100% RSG certified across all basins and production